Exhibit 99.31

Concordia Healthcare Corp. Announces Completion of Acquisition of Covis Pharma Commercial Assets for US$1.2 Billion

TORONTO, ONT. – April, 21, 2015 - Concordia Healthcare Corp. (“Concordia” or the “Company”) (TSX: CXR) (OTCQX: CHEHF), a diverse healthcare company focused on legacy pharmaceutical products and orphan drugs, today announced that it has completed the previously announced acquisition by the Company of 18 products, being comprised of 12 branded products and five authorized generic contracts and a product distributed by a third party in Australia pursuant to the terms of a distribution agreement, from Covis Pharma S.à.r.l and Covis Injectables, S.à.r.l (collectively, “Covis”) for $1.2 billion in cash (the “Acquisition”). All financial references are in U.S. dollars unless otherwise noted.

“The portfolio of products we acquired from Covis feature stable revenue, strong margins and free cash flow,” said Mark Thompson, CEO of Concordia. “These asset attributes strengthen our financial base, which should support our plans to continue building Concordia through organic growth and potentially more accretive, disciplined acquisitions.”

The distinctive product portfolio Concordia has acquired includes branded pharmaceuticals, injectables and authorized generics that address life threatening and other serious medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets.

Key products are Nilandron®, for the treatment of metastatic prostate cancer; Dibenzyline®, for the treatment of pheochromocytoma; Lanoxin®, for the treatment of mild-to-moderate heart failure and atrial fibrillation; and, Plaquenil®, for the treatment of lupus and rheumatoid arthritis.

The Acquisition was structured as an all-cash transaction with a purchase price of $1.2 billion. The Company paid for the Acquisition through a mix of term loans, bonds and equity (as further described below). RBC Capital Markets acted as financial advisor to Concordia on the Acquisition.

Senior Notes due 2023

In connection with the Acquisition, Concordia also closed its previously announced private offering of $735,000,000 of its 7.00% Senior Notes due 2023 (the “Notes”). The Notes were priced at an issue price of 100.00% of their face amount to yield 7.00%.

The Notes were offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons, including persons resident in Canada, in accordance with Regulation S under the Securities Act and other applicable securities laws. The Notes will not be registered under the Securities Act or the securities laws of any state or any other jurisdiction and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from the registration requirements under the Securities Act and applicable state securities laws and foreign securities laws. Any offer or sale of the Notes in

Canada was made on a private placement basis in a manner that was exempt from the prospectus requirements of applicable Canadian securities laws.

The net proceeds of the offering of the Notes were used to partially fund (i) the purchase price for the Acquisition; and (ii) the fees and expenses incurred in connection with the Acquisition.

Equity Offering

On April 8, 2015, Concordia announced the closing of its short form prospectus offering, on a “bought deal” basis, of 4,329,428 subscription receipts (“Subscription Receipts”) of the Company, which included the exercise by the Underwriters (as defined below) of an over-allotment option of 15%, for aggregate gross proceeds of C$368,001,380 (the “Offering”). The Offering was completed at a price per Subscription Receipt of C$85.00 by a syndicate of underwriters led by RBC Capital Markets, as sole bookrunner and co-lead manager, and including GMP Securities L.P., as co-lead manager, and TD Securities Inc. (collectively, the “Underwriters”). Upon closing of the Offering, the Underwriters received payment for their expenses and 50% of their commission under the Offering. Upon closing of the Acquisition each holder of Subscription Receipts automatically received, without payment of additional consideration or further action, one Concordia common share in exchange for each Subscription Receipt held. It is expected that the Subscription Receipts will cease trading on or about the closing of the Acquisition and the underlying Concordia common shares will commence trading shortly thereafter.

Pursuant to the agreement governing the Subscription Receipts, certain proceeds from the Offering which had been held in escrow have been released from escrow on behalf of Concordia to fund a portion of the purchase price for the Acquisition and pay the balance of the Underwriters’ commission under the Offering. Sufficient funds to pay a dividend equivalent amount equal to $0.075 per Subscription Receipt (less applicable withholding taxes, if any), as a result of the dividends declared on each Common Share by Concordia with a record date of April 15, 2015, will continue to be held in escrow. Funds to pay such dividend equivalent amount will be released from escrow and paid concurrent with the payment of the Company’s dividend to all holders of Common Shares on April 30, 2015. Any funds in excess of the amount required to satisfy the dividend equivalent amount will be remitted to the Company once such dividend equivalent amount is paid to the former holders of Subscription Receipts.

Credit Facility

Concurrent with the closing of the Acquisition, Concordia announced that it entered into a credit agreement (“Credit Agreement”) dated April 21, 2015, by and among the Company, certain of the Company’s subsidiaries, the Royal Bank of Canada, Morgan Stanley Senior Funding, Inc., TD Securities (USA) LLC, GE Capital Markets, Inc., Fifth Third Bank and certain lenders party thereto (collectively, the “Lenders”). Pursuant to the terms of the Credit Agreement, the Lenders agreed to provide senior secured credit facilities in an aggregate principal amount of up to $700 million comprising: (i) a senior secured revolving credit facility (the “Revolving Facility”) in an aggregate principal amount of up to $125 million; and (ii) a senior secured term loan facility (the “Term Facility”) in an aggregate principal amount of $575 million (together, the “Bank Facilities”). All obligations of the Company under the Bank Facilities are guaranteed by all material subsidiaries of the Company and will be secured by first priority (subject to permitted liens) perfected security interests in the assets of the Company and the assets of and equity interests in its material subsidiaries. The Term Facility will mature on the seventh anniversary of the Acquisition date (unless extended by the lenders under the Term Facility) and the Revolving Facility will mature on the fifth anniversary of the Acquisition date (unless extended by the lenders under the Revolving Facility).

The funds made available to the Company under the Term Facility were used to partially fund (i) the purchase price for the Acquisition; (ii) the fees and expenses incurred in connection with the Acquisition; and (iii) the repayment and retirement of the Company’s outstanding debt issued pursuant to the terms and provisions of the amended and restated senior secured credit facility with GE Capital Canada Finance Inc. and a syndicate of lenders dated September 30, 2014.

About Concordia

Concordia is a diverse healthcare company focused on legacy pharmaceutical products and orphan drugs. Concordia’s legacy pharmaceutical division, Concordia Pharmaceuticals Inc., consists of 23 products including Nilandron®, for the treatment of metastatic prostate cancer; Dibenzyline®, for the treatment of pheochromocytoma; Lanoxin®, for the treatment of mild-to-moderate heart failure and atrial fibrillation; Plaquenil®, for the treatment of lupus and rheumatoid arthritis, Donnatal® for the treatment of irritable bowel syndrome and Zonegran® (zonisamide) for treatment of partial seizures in adults with epilepsy.

Concordia’s specialty healthcare distribution (SHD) division, Complete Medical Homecare, distributes medical supplies targeting diabetes and related conditions.

Concordia’s orphan drugs division, Concordia Laboratories Inc., manufactures PHOTOFRIN®. PHOTOFRIN® is marketed by Pinnacle Biologics, Inc. in the United States.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Kansas City, Missouri; Chicago, Illinois and Charlottesville, Virginia

Notice regarding forward-looking statements:

This release includes forward-looking statements regarding Concordia and its business, which may include, but are not limited to, statements with respect to the Acquisition, the impact of the Acquisition on Concordia’s financial performance (including with respect to its revenues), Concordia’s intentions regarding organic growth and accretive acquisitions, Concordia’s growth and other factors. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to the use of Concordia’s products to treat certain diseases, the pharmaceutical industry, the failure to obtain regulatory approvals, risks associated with the acquisition of pharmaceutical products including the Acquisition, economic factors, market conditions, acquisition opportunities, the inability to complete acquisitions, the equity markets generally, risks associated with growth and competition, general economic and stock market conditions and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

For more information, please visit www.concordiarx.com or contact:

Adam Peeler

TMX Equicom

416-815-0700 x 225

apeeler@tmxequicom.com